EXHIBIT 6

RECENT DEVELOPMENTS IN THE REPUBLIC AS OF JANUARY 18, 2017

This section provides information that supplements the information about Colombia contained in Colombia’s 2015 Annual Report, as it may be amended from time to time. To the extent the information in this section is inconsistent with the information contained in the 2015 Annual Report, as amended to date, the information in this section replaces such information. Capitalized terms not defined in this section have the meanings ascribed to them in the 2015 Annual Report, as amended to date.

Republic of Colombia

Government and Political Parties

In the presidential elections that took place in 2014, Juan Manuel Santos was reelected as president of Colombia. The next presidential election is scheduled for May 2018.

Internal Security

The level of criminal activity has generally shown a decreasing trend since the Uribe administration took office in August 2002. In particular, violence by guerilla organizations has generally decreased. Incidents of homicide increased from 16,127 in 2011 to 16,440 in 2012, but decreased in 2013 to 15,419 and to 13,343 in 2014. Incidents of kidnapping increased from 282 in 2010 to 305 in 2011, but remained constant in 2012. Incidents of kidnapping decreased from 299 in 2013 to 288 in 2014. Incidents of homicide increased from 16,127 in 2011 to 16,440 in 2012, but decreased to 15,419 in 2013 and to 13,343 in 2014. Incidents of kidnapping increased from 282 in 2010 to 305 in 2011, but remained constant in 2012. Incidents of kidnapping decreased from 299 in 2013 to 288 in 2014. Incidents of terrorism increased from 472 in 2010 to 571 in 2011 and to 894 in 2012. Incidents of terrorism decreased from 890 in 2013 to 763 in 2014. In 2015, homicides decreased to 12,782 reported cases, while kidnappings fell to 213 cases and incidents of terrorism declined to 443 reported cases. From January to November 2016, homicides decreased by 4.1% to 11,068 from 11,537 reported in the same period in 2015. From January to November 2016, kidnappings decreased by 17.4% to 171 from 207 during the same period in 2015 and incidents of terrorism decreased by 52.6% to 203 from 428 in the same period in 2015.

Over the past two decades, Colombia has implemented various measures to address the violence associated with the guerilla movements, including bilateral negotiations, enactment of legislation to protect the victims of armed conflicts, increased investment and economic development in conflict areas and the introduction of social, political and economic reforms designed to improve living conditions, increase access to the political process and equalize the distribution of income.

On September 4, 2012, President Santos announced a “General Agreement for the Termination of Conflict” between the Government and the Revolutionary Armed Forces of Colombia (“FARC”). The agreement established a procedure that aimed to end the armed conflict. The proposed peace process included an agenda with five concrete points, each of which was subject of a subsequent agreement between the Government and the FARC. The five points were: (i) rural development; (ii) guarantees for political opposition and public participation; (iii) the end of armed conflict; (iv) combatting drug trafficking; and (v) the rights of the victims. The agreement did not contemplate the cession of land or cessation of military operations. Negotiations started in the first half of October 2012 in Oslo, Norway and continued in Havana, Cuba.

On January 25, 2016, the United Nations Security Council approved the establishment of a political mission in Colombia for 12 months following the entry into a final peace agreement by the Government of Colombia and the FARC. The mission’s purpose would be to monitor disarmament under a peace agreement between the Government and the FARC. The mission would be made up of unarmed international observers responsible for the verification of a definitive bilateral ceasefire, cessation of hostilities and laying down of arms and forming part of the compliance mechanism that the parties included in the final peace agreement. The mission would be headed by a special representative of the Secretary-General.

On February 4, 2016, on the commemoration of the fifteen-year anniversary of Plan Colombia, the U.S. initiative to aid the Colombian Government with its ongoing war on drugs, the United States government furthered its support with a new economic assistance program that, if approved by the U.S. congress, would allocate U.S. $450 million for peace efforts called “Paz Colombia.”

On June 23, 2016, the Government and the FARC announced an agreement to enter into a definitive ceasefire and disarmament of FARC. The agreement also included security guarantees and measures to combat criminal organizations that commit crimes against social, political and human rights groups, especially criminal organizations that are successors to paramilitary groups, and groups that threaten the peace agreement.

The objective of the ceasefire and disarmament was to end offensive operations between the Colombian army and the FARC, in order to create the conditions for the execution of a final peace agreement and to the reincorporate FARC to civil society. Once a final agreement is executed, the FARC militias will leave their camps and relocate to 23 transitory zones and 8 base camps in order to start their reincorporation to civil society. The process will be monitored by the Government, the FARC and the previously described mission of the United Nations.

On August 24, 2016, a final peace agreement was reached between the Government and the FARC. The agreement detailed the five fundamental points to terminating conflict, corresponding to the five concrete agenda points established in 2012: (i) a final ceasefire and disarmament and bilateral end to hostilities; (ii) protection of victim’s rights and a Special Jurisdiction for Peace, which will include a tribunal, the Tribunal for Peace, to prosecute those who committed crimes related to, and on either side of, the conflict; (iii) an investment plan for rural areas and peasant farmers, (iv) reincorporation of members of FARC into civil and political life and (v) a successful fight against the drug trafficking.

On September 26, 2016, President Santos and the leader of FARC Rodrigo Londoño Echeverri, a.k.a. Timochenko, executed the peace agreement in Cartagena, Colombia, in the presence of representatives of the international community, including the guarantor countries and the Secretary General of the United Nations. The peace agreement was subject to, and was rejected by, a plebiscite that took place on October 2, 2016. As a result, President Santos reopened negotiations with the FARC and the plebiscite opposition with the goal of revising the final version of the peace agreement.

On September 27, 2016, President Santos announced the possibility of a public phase of peace dialogues with the National Liberation Army (“ELN”), provided that the ELN releases the hostages it still holds. President Santos further mentioned that the Government and the ELN have agreed on the agenda of the negotiations.

On October 10, 2016, the Government announced the installation of the public phase of negotiations with the ELN. The delegations of the Government and the ELN have agreed: (i) to install a public negotiation table in Quito, Ecuador on October 27, 2016; (ii) that the agenda of talks will begin with a discussion of the participation of society in building peace; and (iii) to start the process of releasing kidnapped / retained persons with two cases by October 27, 2016. In addition, each party must, from October 27, 2016, engage in other humanitarian actions and dynamics to create a favorable environment for peace. On January 14, 2017, the delegations of the Government and the ELN attended a meeting in Ecuador to discuss the sequence of events for peace negotiations.

On October 21, 2016, delegations from the Government and the FARC returned to Havana, Cuba, to continue the dialogue and to address several of the concerns of the plebiscite opposition. On November 24, President Santos and the leader of the FARC, Rodrigo Londoño Echeverri, executed a new peace agreement in Bogota. The new agreement included changes that addressed some of the plebiscite opposition’s concerns, including: (a) revisions to the treatment of drug traffic offenses, including lowering the amnesty from prosecution from two years to one; (b) several changes to the Tribunal for Peace, including judicial review of the decisions by Colombian courts and modifications to the Tribunal’s composition, from one partially composed of international jurists to one composed only of Colombian jurists; (c) the requirement that FARC provide a list of its assets to be used in reparations for victims; and (d) lowering the amount of funds the political movement of FARC will receive in the four years after the agreement. Former FARC members will still be allowed participation in

Congress. On November 30, 2016, Congress approved the peace agreement. In December 2016, Colombia’s Constitutional Court approved the revised peace agreement and declared constitutional the ratification of the agreement by Congress through a “fast track” legislative process, which reduces the number of legislative sessions required, prevents efforts to amend elements of the peace agreement and removes the need to have the peace agreement approved by another plebiscite. The peace agreement contains a timeline for implementation of certain provisions of the agreement based on the number of days from the day the agreement went into effect, referred to as the D-day. Certain actions must be taken as early as D+1 and others, such as disarmament of FARC, must be completed by D+180, or 180 days after the agreement went into effect.

On December 10, 2016, President Santos, accompanied by a group of victims of the armed conflict in Colombia, received the Nobel Peace Prize.

Other Domestic Initiatives

On November 22, 2013, a law on infrastructure was passed. The main purpose of the law is to establish a regulatory framework and provide tools for improving the country’s transportation infrastructure. It seeks to make the approval and execution process for transportation infrastructure more efficient and expeditious through structures that will support and facilitate the development of a modern transport network for the country. With the infrastructure plan, the Government hopes to build 1,300 km of new roads from 2014 to 2018. Upon completion, Colombia is projected to have a total of 3,262 km of paved roads, a significant increase from the current total of 1,962 km. The Government’s strategy is based on increasing private sector involvement in road projects, thereby implementing the fourth generation (“4G”) plan to improve the competitiveness of the country’s domestic network of roads.

On December 23, 2014, President Santos signed Law 1,739 of 2014. The law seeks to maintain the growth of the Colombian economy through infrastructure development and social programs and strike a balance between taxes on wealth and income without adversely affecting the middle class or small and medium size companies. The key provisions of the tax law included: (i) a temporary wealth tax on those with net assets above Ps. 1 billion effective as of January 1, 2015; (ii) a permanent increase on the Business Contribution to Equality (Impuesto Sobre la Renta Para la Equidad, or “CREE”) from 8% to 9% starting in 2015; (iii) a temporary income tax surcharge of the CREE for a company’s earnings above Ps. 800 million, which surcharge will be 5% for 2015, 6% for 2016, 8% for 2017 and 9% for 2018; (iv) postponing the elimination of the tax on financial transactions, the Gravamen a los Movimientos Financieros (“GMF”), to 2019, at which point it will gradually be reduced by 1 percentage point each year until its elimination in 2022; (v) a tax deduction for investments in innovation; (vi) an extension of a subsidy in energy services (gas and electric) for the poor; and (vii) the creation of a Tax Expert Commission, Comisión de Expertos para la Equidad y la Competitividad Tributaria, which will propose reforms to make the Colombian tax system more equitable and efficient. The tax reform took effect on January 1, 2015.

On June 9, 2015 Congress approved Law 1,753, through which the Government has implemented the National Development Plan (“PDN”) for the period 2014 to 2018. The three main pillars of the PDN are (i) peace, reflecting the Government’s political will to commit to sustainable peace; (ii) equity, in order to focus on human development with opportunities for all; and (iii) education, which the plan considers as the most powerful instrument for social equality and economic growth. Additionally, there are five cross strategies that are meant to implement the three pillars: (i) competitiveness and strategic infrastructure; (ii) social mobility; (iii) transformation of the countryside (which includes initiatives on land access and distribution and improvement of the socio-economic condition of those living in rural areas); (iv) security, justice and democracy for peace building; and (v) good governance. Additionally, there is an evolving strategy, green growth, which includes as objectives the growth of sustainable development, lowering of carbon emissions, protecting the environment and planning for natural disasters and the effects of climate change.

On January 13, 2016, the Government sold 100% of its ownership interests in the power generation company, Isagen (57.6% of its total outstanding shares). The winning bidder in the auction process was the Canadian investment fund Brookfield Asset Management. The total purchase price for the Government’s ownership interest was Ps. 6.5 trillion. The Government stated that the proceeds of the sale will be used to finance part of the 4G roadway infrastructure projects. To this end, the Government has approved the use of Ps. 1 trillion of the sale proceeds to capitalize the National Development Fund (“FDN”) in order to support the financing of 4G road projects.

On June 21, 2016, the FDN issued a private offering of Ps. 2.5 trillion of its subordinated bonds to the National Treasury. The National Treasury purchased the bonds through its Special Account of the National Fund for Development and Infrastructure (Cuenta especial FONDES) with proceeds from the sale of Isagen. The proceeds of the sale of the bonds issued by the FDN will be used to fund development projects. The amount received by the FDN as proceeds for the issuance is in addition to the Ps. 1 trillion of proceeds from the sale of Isagen previously authorized to capitalize the FDN.

On December 29, 2016, President Santos signed into law the Structural Tax Reform that includes the following main reforms: (i) anti-evasion measures; (ii) a unified and reduced corporate income tax of 33% starting in 2019; (iii) elimination of certain personal taxes, such as the alternative minimum tax (IMAN) and the simplified minimum tax (IMAS); (iv) implementation of the monotax (MONOTRIBUTO) on small businesses with special tariffs; (v) an increase in the overall rate of the value added tax to 19% from 16%; and (vi) a tax on carbon emissions from fossil fuels.

Foreign Affairs and International Organizations

On August 22, 2015, President Nicolás Maduro of Venezuela declared a state of emergency in certain parts of the border with Colombia and closed the borders due to alleged violence and smuggling. Certain Colombian citizens who had been living in Venezuela in the areas affected by the state of emergency have been since deported. On September 7, 2015, President Santos signed Decree No. 1770 of 2015, which placed 40 municipalities in seven departments near the border in a state of economic, social and ecological emergency as a response to the border crisis. The decree provides the government with the authority to act in several areas in order to relieve the effects of the border closing. On August 11, 2016, the governments of Venezuela and Colombia agreed to reopen the border in a gradual, orderly and controlled manner. This process will begin with the opening of five access points between the two countries: the Simón Bolívar and La Unión bridges, in Norte de Santander; the José Antonio Páez bridge, in Arauca; Paraguachón, in La Guajira and Puerto Carreño, in Vichada, helping to improve the situation of trade, health and combat smuggling.

Economy

Gross domestic product

Real GDP grew by 6.6%, 4.0% and 4.9% in 2011, 2012 and 2013, respectively. Based on preliminary figures, real GDP grew by 4.4% in 2014 and 3.1% in 2015. According to preliminary figures, in 2015 real GDP grew 2.7% during the first quarter, 3.1% during the second quarter, 3.3% during the third quarter, and 3.3% during the fourth quarter, compared to the same quarters in 2014. According to preliminary figures, real GDP grew 2.5% during the first quarter of 2016, 2.0% during the second quarter and 1.2% in the third quarter of 2016, as compared to the respective quarters in 2015. On January 17, 2017, the Ministry of Finance forecast real GDP growth of 2.0% for 2016.

According to preliminary figures, during 2015, the sectors that experienced the greatest real growth over the same quarter in 2014 were financial institutions, real estate and business services (4.3%), commerce, repairs, restaurants and hotels (4.1%) and construction (4.0%).

According to preliminary figures, the services sector increased by 3.5% in real terms and represented 54.8% of Colombia’s GDP. The manufacturing sector increased by 1.2% in real terms and represented approximately 11.0% of GDP in 2015. Agriculture, livestock, fishing, forestry and hunting have also traditionally played an important role in the Colombian economy. Production in this sector increased by 3.3% in real terms in 2015, and the sector accounted for 6.2% of GDP in 2015. Construction activity grew by 3.9% in real terms in 2015 and accounted for 7.3% of GDP in 2015. Mining, including oil, increased by 0.6% in real terms in 2015 and represented 7.1% of GDP in 2015. Electricity, gas and water grew by 2.9% in real terms in 2015 and represented 3.5% of GDP in 2015.

According to preliminary figures from DANE, during first quarter of 2016, the sectors that experienced the greatest real growth over the same quarter in 2015 were manufacturing (4.2%), construction (5.2%) and financial, real estate, insurance and services provided to businesses (4.1%). According to preliminary figures from DANE, during the second quarter of 2016, the sectors that experienced the greatest real growth over the same quarter in 2015 were manufacturing (5.6%), financial, real estate, insurance and services provided to businesses (4.9%) and personal, communal and social services (2.4%). According to preliminary figures from DANE, during the third quarter of 2016, the sectors that experienced the greatest real growth over the same quarter in 2015 were construction (5.8%), financial, real estate, insurance and services provided to businesses (3.9%) and manufacturing (2.0%).

Impact of Oil Prices

The mining sector (including oil) is a significant contributor to the Colombian economy and is a principal source of exports. The mining sector grew 5.0% in real terms in 2013, contracted 1.1% in real terms in 2014 and grew by 0.6% in real terms in 2015. According to the preliminary figures, the mining sector contracted 4.6% during the first quarter of 2016, 7.1% during the second quarter of 2016 and 6.1% during third quarter of 2016. Oil and its derivatives accounted for 55.2% of total exports in 2013, 52.8% of total exports in 2014 and 39.9% of total exports in 2015. According to preliminary figures, oil and its derivatives accounted for 32.8% of total exports from January to November 2016. On June 14, 2016, the Government published its medium-term fiscal framework, which reflects the Government’s expectation that the fall in oil prices will result in a shortfall in oil revenues of approximately 0.1% of GDP as compared to 2015 and an increase in the Central Government fiscal deficit to 3.9% of GDP in 2016. The Government anticipates that the balance can be financed within the fiscal responsibility law through a higher cyclical deficit. See “Public Sector Finance—General” in the 2015 Annual Report for more information on the results of a review of the Government’s financial plan for 2015 and the impact of oil prices.

Principal Sectors of the Economy

Mining and Petroleum

Colombia holds substantial reserves of petroleum, natural gas, coal, minerals, precious metals and precious and semi-precious stones, including nickel, gold, silver, platinum and emeralds. It is among the world’s leading exporters of emeralds, gold and coal. According to statistics compiled by DANE, the mining sector as a whole (including the petroleum industry) accounted for approximately 7.1% of GDP in 2015, as compared to 7.2% in 2014. According to preliminary figures, mining remained constant in the first quarter of 2016 at 6.7% of GDP and decreased to 6.6% of GDP in the second quarter and 6.5% during third quarter of 2016. Mining sector production increased in 2015, recording a growth in real terms of 0.6% as compared to a contraction of 1.1% in 2014. According to preliminary figures, mining sector production decreased in the first quarter of 2016 by 4.6%, 7.1% in the second quarter and 6.1% in the third quarter, mainly due to the decrease in the price of crude oil and natural gas (9.9%).

Services

In 2010, the Government set a goal of quadrupling the number of internet broadband connections from 2.2 million to 8.8 million by 2014 through the “Plan Vive Digital”, a program designed to reduce unemployment and poverty while increasing competitiveness. At the end of 2014, the number of internet broadband connections exceeded the target, reaching a total of 9,891,506 broadband subscribers, in comparison with 8,216,401 broadband subscribers recorded at the end of 2013. At the end of the fourth quarter of 2015, the number of internet broadband subscribers increased to 12,436,380 as compared to 11,917,293 during the third quarter of 2015. In the first quarter of 2016, the number of internet broadband subscribers increased to 13,234,276 and in the second quarter of 2016, the number of internet broadband subscribers increased to 13,909,199 as compared to 11,477,324 during the same period in 2015.

Role of the State in the Economy

In 2015, the most important state-owned non-financial companies included Ecopetrol S.A., Medellín’s urban transit system (the “Medellín Metro”), the energy generation company Isagen and the energy transmission company ISA.

The following table sets forth selected financial data for the principal non-financial state-owned enterprises.

Principal Non-Financial Public Sector Enterprises

	Total Assets on Dec. 31, 2015(1)	Total Liabilities on Dec. 31, 2015(1)	Net Profits for 2015(2)	Total External Debt Guaranteed by the Republic on Dec. 31, 2015
	(millions of U.S. dollars)
Ecopetrol S.A.	$39,053	$24,691	$(979)	$0
ISA	8,926	5,309	223	0
Isagen(3)	2,657	1,559	94	117
Medellín Metro	1,336	1,877	64	29

(1)	Audited. Converted into U.S. dollars at the rate of Ps. 3,149.5/$1.00, the representative market rate on December 31, 2015
(2)	Converted into U.S. dollars at the rate of Ps. 2,743.4/$1.00, the average representative market rate for January-December 2015.
(3)	On January 13, 2016, the Government auctioned 100% of its ownership of interest in Isagen (57.61% of its total outstanding shares). For more information on the privatization of Isagen, please see “Public Sector Finance—Privatization of Isagen” below

Source: Directorate of Banking Investment – Ministry of Finance and Public Credit

Ecopetrol S.A. reported a net loss of approximately Ps. 3.9 trillion ($0.979 billion) in 2015, mainly due to accounting changes from the implementation by Ecopetrol S.A. of International Financial Reporting Standards (“IFRS”), which impacted results by Ps. 6.3 trillion and to the decrease in revenues as a result of a 50% decline in international oil prices due to excess international supply and slowdown in global growth. Ecopetrol S.A. contributes to public sector revenues through a combination of income taxes, royalties and dividends. Ecopetrol S.A.’s total direct contribution to governmental revenues was Ps. 18.1 trillion in 2015, as compared to Ps. 29.5 trillion in 2014. The principal sources of Ecopetrol S.A.’s contribution to public sector revenues during 2015 were approximately Ps. 5.4 trillion in royalties, Ps. 4.1 trillion in dividends paid with respect to profits earned in 2015, Ps. 5.3 trillion in income taxes and Ps. 0.4 trillion in indirect taxes.

ISA’s net profits in 2015 totaled Ps. 701.5 billion as compared to Ps. 593.1 billion in 2014.

In 2015, Isagen registered net profits of Ps. 297.3 billion ($94 million) as compared to Ps. 436.0 billion ($218 million) in 2014. Net profit decreased 32% compared to 2014, mainly due to effects of “El Niño”, which caused lower river flow, lower reservoir water levels and resulted in lower than expected electricity generation. On January 13, 2016, the Government sold 100% of its ownership interests in Isagen (57.6% of its total outstanding shares). The winning bidder in the auction process was the Canadian investment fund Brookfield Asset Management. The total purchase price for the Government’s ownership interest was Ps. 6.5 trillion.

Medellín Metro registered a net loss of Ps. 203.1 billion ($64.5 million) in 2015 as compared to a net loss of Ps. 197.2 billion ($82.6 million) in 2014.

Environment

The Plan Nacional de Desarrollo approved in June 2015 now includes as one of the six strategies of the Government, Crecimiento Verde (Green Growth), a program promoting research, technological development and innovation for strengthening national and regional competitiveness with products and activities that contribute to sustainable development and growth with a low carbon footprint.

Employment and Labor

The following table presents national monthly average rates of unemployment from January 2011 through November 2016, according to the methodology adopted by DANE:

National Monthly Unemployment Rates(1)

	2011	2012	2013	2014	2015	2016
January	13.6%	12.5%	12.1%	11.1%	10.8%	11.9%
February	12.9	11.9	11.8	10.7	9.9	10.0
March	10.9	10.4	10.2	9.7	8.9	10.1
April	11.2	10.9	10.2	9.0	9.5	9.0
May	11.2	10.7	9.4	8.8	8.9	8.8
June	10.9	10.0	9.2	9.2	8.2	8.9
July	11.5	10.9	9.9	9.3	8.8	9.8
August	10.1	9.7	9.3	8.9	9.1	9.0
September	9.7	9.9	9.0	8.4	9.0	8.5
October	9.0	8.9	7.8	7.9	8.2	8.3
November	9.2	9.2	8.5	7.7	7.3	7.5
December	9.8	9.6	8.4	8.7	8.6	—

(1)	Unemployment rate is defined as the unemployed population divided by the labor force.

Source: DANE.

The following table presents national quarterly average rates of employment by gender for the periods indicated:

National Quarterly Employment Rates by Gender

	2012		2013		2014		2015		2016
	Women	Men	Women	Men	Women	Men	Women	Men	Women	Men
First Quarter	45.3%	68.7%	44.8%	68.3%	45.3%	68.3%	46.3%	69.2%	46.4%	68.6%
Second Quarter	47.6	69.3	47.5	68.7	47.8	69.2	48.7	69.9	48.4	69.2
Third Quarter	46.4	69.2	47.5	69.2	48.1	69.5	48.4	69.4	47.7	69.4
Fourth Quarter	47.5	70.8	48.5	71.2	49.2	71.6	49.7	72.0	—	—

Source: DANE.

The following tables present the distribution of national employment by sector of the economy for the periods indicated:

National Quarterly Employment Rates by Sector

	2011
	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
Agriculture, fishing, hunting and forestry	18.6%	17.6%	17.6%	18.8%
Mining and quarrying	1.0%	1.4%	1.6%	0.8%
Manufacturing	12.5%	13.4%	12.7%	13.5%
Electricity, gas and water supply	0.5%	0.5%	0.6%	0.6%
Construction	5.6%	5.4%	5.9%	5.9%
Retail, hotels and restaurants	26.6%	26.6%	26.1%	26.3%
Transport, storage and communications	8.8%	8.2%	8.2%	8.0%
Financial intermediation	1.2%	1.2%	1.2%	1.1%
Real estate, renting and business activities	6.4%	6.7%	6.5%	6.4%
Community, social and personal services	18.7%	19.0%	19.5%	18.5%
Total	100.0%	100.0%	100.0%	100.0%

	2012
	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
Agriculture, fishing, hunting and forestry	17.9%	16.9%	17.2%	18.0%
Mining and quarrying	0.9%	1.3%	1.4%	0.9%
Manufacturing	13.0%	13.2%	12.3%	12.9%
Electricity, gas and water supply	0.6%	0.5%	0.5%	0.6%
Construction	6.2%	5.9%	5.8%	6.1%
Retail, hotels and restaurants	26.6%	26.9%	26.6%	26.9%
Transport, storage and communications	8.6%	8.1%	8.7%	7.9%
Financial intermediation	1.4%	1.2%	1.2%	1.2%
Real estate, renting and business activities	6.2%	6.5%	7.2%	6.9%
Community, social and personal services	18.6%	19.6%	19.1%	18.6%
Total	100.0%	100.0%	100.0%	100.0%

	2013
	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
Agriculture, fishing, hunting and forestry	17.7%	16.1%	16.7%	17.0%
Mining and quarrying	1.2%	1.1%	1.3%	0.6%
Manufacturing	11.8%	12.7%	11.6%	12.0%
Electricity, gas and water supply	0.5%	0.5%	0.5%	0.5%
Construction	5.5%	5.5%	5.8%	6.4%
Retail, hotels and restaurants	27.8%	27.1%	27.3%	27.6%
Transport, storage and communications	8.6%	8.6%	8.0%	7.9%
Financial intermediation	1.3%	1.3%	1.5%	1.4%
Real estate, renting and business activities	7.2%	7.1%	7.1%	6.9%
Community, social and personal services	18.4%	20.1%	20.0%	19.6%
Total	100.0%	100.0%	100.0%	100.0%

	2014
	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
Agriculture, fishing, hunting and forestry	16.4%	15.6%	16.6%	16.4%
Mining and quarrying	1.0%	1.1%	1.1%	0.7%
Manufacturing	11.8%	12.3%	11.6%	12.3%
Electricity, gas and water supply	0.6%	0.6%	0.5%	0.6%
Construction	5.9%	5.9%	5.9%	6.5%
Retail, hotels and restaurants	27.7%	27.2%	27.0%	27.2%
Transport, storage and communications	8.6%	8.3%	8.1%	8.3%
Financial intermediation	1.4%	1.3%	1.5%	1.2%
Real estate, renting and business activities	6.9%	7.2%	7.6%	7.4%
Community, social and personal services	19.7%	20.6%	20.1%	19.3%
Total	100.0%	100.0%	100.0%	100.0%

	2015
	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
Agriculture, fishing, hunting and forestry	16.3%	15.4%	15.9%	16.8%
Mining and quarrying	0.8%	1.0%	1.1%	0.8%
Manufacturing	12.2%	12.2%	11.2%	11.8%
Electricity, gas and water supply	0.6%	0.5%	0.5%	0.5%
Construction	6.4%	6.1%	6.3%	6.2%
Retail, hotels and restaurants	27.4%	27.1%	27.8%	27.5%
Transport, storage and communications	8.5%	8.4%	8.1%	7.7%
Financial intermediation	1.4%	1.3%	1.4%	1.3%
Real estate, renting and business activities	7.4%	7.7%	7.5%	7.8%
Community, social and personal services	19.0%	20.2%	20.2%	19.6%
Total	100.0%	100.0%	100.0%	100.0%

	2016
	First Quarter	Second Quarter	Third Quarter
Agriculture, fishing, hunting and forestry	16.0%	15.8%	16.3%
Mining and quarrying	0.9%	0.9%	1.0%
Manufacturing	11.0%	11.6%	11.3%
Electricity, gas and water supply	0.6%	0.5%	0.4%
Construction	6.4%	6.4%	6.2%
Retail, hotels and restaurants	28.2%	27.6%	27.9%
Transport, storage and communications	8.5%	8.0%	7.9%
Financial intermediation	1.5%	1.4%	1.5%
Real estate, renting and business activities	7.7%	7.9%	7.8%
Community, social and personal services	19.3%	19.8%	19.6%
Total	100.0%	100.0%	100.0%

Source: DANE. Calculations: Ministry of Finance.

Poverty

In September 2011, the Departamento Nacional de Planeación (“DNP”) released a new methodology that changed the poverty line and the construction of the family aggregate income. The following table shows the percentage of the population with incomes below the poverty line for the years indicated, following the new methodology.

Poverty in Colombia(1)

(percentage of population below poverty line—

(Annual))

2011	34.1%
2012	32.7%
2013	30.6%
2014	28.5%
2015	27.8%

(1)	The poverty line is defined as the minimum level of income necessary to acquire an adequate amount of food and primary goods. Households whose annual income falls below that level are considered to be living in poverty. Households whose monthly income per-capita was lower than Ps. 223,638 for 2015, Ps. 211,807 for 2014, Ps. 206,091 for 2013 and Ps. 202,083 for 2012 were considered to be living in poverty. Households whose per-capita income was lower than Ps. 102,109 for 2015, Ps. 94,103 for 2014, Ps. 91,698 for 2013, and Ps. 91,207 for 2012 were considered to be living in extreme poverty.

Source: DANE.

Although Colombia does not have a welfare system, the Government modified the pension system in 1993 to serve social welfare needs. For further discussion of the pension system, see “Public Sector Finance—Public Sector Accounts—Expenditures” in the 2015 Annual Report. Also in 1993, legislation created a decentralized health care system with the goal, in the long term, to provide subsidized care to the entire population.

Health Care Reform

On January 19, 2011, the President signed into law the Health Reform Law that allocates more resources to the health system (Ps. 1.5 trillion per year). The Government will contribute Ps. 1.0 trillion from the national budget. Other resources of funding are expected to come from the Family Compensation Funds (a non-governmental agency that pays social security subsidies), municipalities and departments, among others. The law will also order periodic updates to the public health insurance plans in order to make them consistent with the epidemiological profile of the population, limiting and rationalizing the type of treatments and drugs that are included in the insurance plans.

On February 16, 2015, President Santos and Health Minister Alejandro Gaviria signed Law 1,751, which establishes health as an autonomous fundamental right. Under the law, the provision of emergency services becomes mandatory, eliminating any requirement for authorization prior to treatment. The law also provides that administrative or economic reasons cannot interrupt a patient’s care. Additionally, it establishes a cap on medicine prices based on international reference prices.

Other Government Initiatives to Combat Poverty

Among the initiatives that the Government has undertaken to alleviate poverty in Colombia is a program called “De cero a siempre”, which seeks to promote and ensure children’s comprehensive development from conception until the age of six. Furthermore, the Government has continued to develop the “Families in Action” program, a monetary transfer program that seeks to reduce poverty and income inequality by encouraging poor families to make certain commitments in education and health. The Government has also implemented the “Women Savers in Action Program”, which seeks to promote the autonomy and empowerment of women, as well as the “Income Generation and Employability Program”, which aims to provide job training and encourage entrepreneurship.

On May 28, 2015, President Santos presented a program called “Plan de Impulso a la Productividad y el Empleo” (“PIPE 2.0”). This plan seeks to stimulate the economy and mitigate the impact of the economic slowdown. This initiative seeks to generate investment in cross-sectors such as infrastructure, education, public works, housing, industry and mining. It includes almost Ps. 17 trillion of investment and is expected to create 300,000 jobs.

On July 6, 2015, President Santos signed into law the Anti-Smuggling Act, intended as an effective tool to preserve formal employment and prosecute money laundering. This law increases penalties and fines, and gives more powers to the police and the Dirección de Impuestos y Aduanas Nacionales de Colombia (“DIAN”) to combat smuggling.

Foreign Trade and Balance of Payments

Balance of Payments

In June 2014, Banco de la República adopted the sixth edition of the IMF’s Balance of Payments Manual framework and incorporated changes in balance of payments statistics from 2000 onward. The key changes from the fifth edition to the sixth edition of the IMF’s Balance of Payments Manual methodology include the reclassification of accounts within the balance of payments. On the current account side, a financial intermediation services account (FISIM) has been created and is included within the services account. The corresponding information was previously incorporated in the income line. On the capital account side, loans between affiliates (for nonfinancial sector companies), which had previously been incorporated within the loans account, are now included in the direct investment account. Furthermore, changes in the format for the presentation of information have been incorporated. Additionally, measurements of exports in the table “Balance of Payments” are different from the table “Exports (FOB) by Group of Products” and from the table “Trends in the Composition of Exports”, because these two latter tables do not incorporate special trade operations and commerce from the Free Trade Zones.

According to preliminary figures, Colombia’s current account registered a U.S. $18,922 million deficit in 2015, compared to a U.S. $19,563 million deficit in 2014. The decrease in the current account deficit was mainly due to a decrease in imports of goods and services.

The financial account registered a U.S. $18,356 million deficit in 2015, compared to a U.S. $19,403 million deficit in 2014. The decrease in the deficit was mainly caused by a decrease in portfolio investment and other investment accounts

According to preliminary figures, Colombia’s current account registered a deficit of U.S. $9,599 million for the first nine months of 2016, compared to a deficit of U.S. $14,812 million for the same period in 2015. The financial account registered a deficit of U.S. $10,173 million for the first nine months of 2016, compared to a U.S.$14,907 million deficit for the same period in 2015. The decrease in the deficit in 2016 compared to 2015 was due to a decrease in imports compared to exports.

The following table presents the balance of payments figures for the periods indicated based on the sixth edition of the IMF’s Balance of Payments Manual:

Balance of Payments(1)(2)(3)(4)

	For the Year ended December 31,					For the First Nine Months Ended September 30,
Account	2011	2012	2013	2014	2015	2015	2016
	(in Millions of U.S. Dollars)
Current Account	(9,722)	(11,214)	(12,449)	(19,563)	(18,922)	(14,812)	(9,599)
Credit (Exports)	72,245	77,279	76,368	73,277	55,764	42,739	37,667
Debit (Imports)	81,967	88,493	88,817	92,840	74,686	57,551	47,266
Goods and Services	926	(840)	(2,957)	(11,671)	(18,512)	(13,641)	(10,266)
Credit (Exports)	63,898	68,034	67,244	63,970	45,435	35,057	29,617
Debit (Imports)	62,973	68,874	70,201	75,641	63,947	48,698	39,883
Goods	6,137	4,956	3,180	(4,640)	(13,970)	(9,861)	(7,829)
Credit (Exports)	58,262	61,604	60,281	56,899	38,080	29,684	23,976
Debit (Imports)	52,126	56,648	57,101	61,539	52,049	39,545	31,805
Services	(5,211)	(5,796)	(6,138)	(7,031)	(4,542)	(3,780)	(2,437)
Credit (Exports)	5,636	6,430	6,962	7,071	7,356	5,373	5,641
Debit (Imports)	10,847	12,226	13,100	14,102	11,898	9,153	8,078
Primary Income	(15,482)	(14,994)	(14,220)	(12,367)	(5,527)	(4,969)	(3,355)
Credit (Exports)	2,777	3,850	3,624	3,997	4,482	3,390	3,637
Debit (Imports)	18,260	18,844	17,844	16,364	10,009	8,359	6,993
Secondary Income	4,834	4,620	4,729	4,475	5,117	3,798	4,023
Credit (Exports)	5,570	5,394	5,500	5,310	5,847	4,292	4,413
Debit (Imports)	735	775	772	834	730	497	390
Financial Account	(8,927)	(11,746)	(11,888)	(19,403)	(18,356)	(14,907)	(10,173)
Direct Investment	(6,228)	(15,646)	(8,557)	(12,264)	(7,514)	(6,178)	(7,656)
Net Acquisition of Financial Assets	8,420	(606)	7,652	3,899	4,218	3,378	2,562
Equity and Investment Fund Share	7,254	(557)	7,468	2,935	5,283	4,271	2,972
Debt Instruments	1,165	(49)	184	963	(1,065)	(893)	(411)
Net Incurrence of Liabilities	14,648	15,039	16,209	16,163	11,732	9,556	10,217
Equity and Investment Funds Share	12,776	13,800	13,840	13,671	9,726	8,148	8,602
Debt Instruments	1,872	1,239	2,368	2,493	2,006	1,407	1,616
Portfolio Investment	(6,001)	(5,690)	(6,978)	(11,654)	(9,532)	(9,259)	(4,234)
Net Acquisition of Financial Assets	1,531	1,666	4,096	7,007	276	1,144	2,541
Equity and Investment Fund Share	0	0	0	0	0	0	0
Debt Securities	1,531	1,666	4,096	7,007	276	1,144	2,541
Net Incurrence of Liabilities	7,532	7,356	11,073	18,661	9,807	10,403	6,775
Equity and Investment Fund Share	2,288	3,180	1,926	3,883	1,760	1,798	366
Debt Securities	5,244	4,176	9,147	14,778	8,047	8,605	6,409
Financial Derivatives and Options to Purchase Shares Employees	(82)	(708)	(32)	536	2,129	1,932	(798)
Net Acquisition of Financial Assets	(202)	(774)	(156)	(332)	(187)	(101)	(822)
Net Incurrence of Liabilities	(120)	(66)	(123)	(869)	(2,316)	(2,033)	(24)

	For the Year ended December 31,					For the First Nine Months Ended September 30,
Account	2011	2012	2013	2014	2015	2015	2016
	(in Millions of U.S. Dollars)
Other Investments	(358)	4,891	(3,268)	(457)	(3,854)	(1,691)	2,486
Net Acquisition of Financial Assets	3,327	2,656	1,826	1,817	(491)	(23)	3,162
Net Incurrence of Liabilities	3,685	(2,235)	5,094	2,275	3,363	1,668	676
Reserve Assets	3,742	5,406	6,946	4,437	415	289	29
Net Errors and Omissions	796	(539)	561	160	566	(96)	(574)
Memorandum of the Financial Account Excluding Reserve Assets	(12,669)	(17,158)	(18,835)	(23,839)	(18,771)	(15,196)	(10,202)

(1)	Data for 2016, 2015 and 2014 are preliminary and data for 2011, 2012 and 2013 are revised.
(2)	The calculation of the change in international reserves is made based on the 6th edition of the IMF Balance of Payments Manual, following the recommendation not to include in this calculation changes due to exchange rate and price valuations.
(3)	Other financial corporations are institutional units that provide financial services, and which assets and liabilities are, in general, not available in open financial markets.
(4)	Non-financial corporations are corporations whose principal activity is the production of goods or non- financial market services. This category includes legally established companies, branches or non-resident corporations, quasi-corporations, hypothetical resident land owners units and resident non-profit institutions that are market producers of goods and non-financial services.

Source: Banco de la República—Economic Studies.

Exports of goods (according to balance of payments figures) decreased by 33% in 2015 compared to 2014 principally due to a decrease in external sales of oil and its derivatives and due to a lower volume of sales of coal and industrial product sales. Nontraditional exports, including emeralds, decreased by 12.6% from $15,945 million in 2014 to $13,935 million in 2015. Among industry exports, the largest decreases were textile and apparel (including leather, leather products and plastic) which decreased by 84.8%, minerals which decreased by 25.5% and paper and its byproducts, which decreased by 19.2%. According to DANE and Banco de la República, exports in 2015 totaled approximately $35,379 million, including oil and its derivatives (40.2% of total exports), coal (12.9% of total exports), coffee (7.1% of total exports), nickel (1.2% of total exports) and nontraditional exports (38.5% of total exports).

According to preliminary figures supplied by DANE and the DIAN, exports of goods totaled $27,668 million during the first eleven months of 2016, representing a 16.5% decrease as compared to the same period in 2015. During the same period, traditional exports decreased by 24.6%. This decrease in traditional exports was primarily caused by the decrease in exports of oil and its derivatives. Non-traditional exports decreased by 3.7%.

According to preliminary figures supplied by DANE and the DIAN, exports of goods totaled $19,524 million during the first eight months of 2016, representing a 22.2% decrease as compared to the same period in 2015. During the same period, traditional exports decreased by 30.8%. This decrease in traditional exports was primarily caused by the decrease in exports of oil and its derivatives, and 7.7% decrease in non-traditional exports.

Geographic Distribution of Trade

The following tables show the destination and origin, respectively, of Colombia’s exports and imports.

Merchandise Exports to Major Trading Partners

	(percentage of total exports)
	2011	2012	2013	2014(1)	2015(1)
United States	38.6	36.3	31.4	25.9	27.6
China	3.5	5.6	8.7	10.5	6.3
Panama	3.8	4.8	5.5	6.6	6.7
Spain	3.0	4.9	4.9	6.0	4.4
India	1.3	2.3	5.1	5.0	1.5
Netherlands	4.4	4.2	3.9	3.9	4.2
Venezuela	3.0	4.3	3.8	3.6	3.0
Ecuador	3.4	3.2	3.4	3.4	4.0
Brazil	2.3	2.1	2.7	3.0	3.3
Peru	2.3	2.6	2.2	2.2	3.2
United Kingdom	2.1	1.9	1.9	2.0	1.8
Chile	3.9	3.6	2.7	1.8	2.1
Switzerland	1.7	1.2	0.8	0.9	1.2
Others	26.7	23.0	23.2	25.3	30.6
Total	100.0%	100.0%	100.0%	100.0%	100.0%

Totals may differ due to rounding.

(1)	Preliminary

Source: DANE.

Merchandise Imports to Major Trading Partners

	(percentage of total exports)
	2011	2012	2013	2014(1)	2015(1)
United States	36.5	35.6	33.1	34.7	34.2
China	5.0	5.5	6.0	6.0	6.6
Mexico	5.5	7.5	8.0	5.9	5.5
Panama	4.0	5.3	5.8	5.6	4.9
Switzerland	3.4	3.4	3.7	3.6	3.6
South Korea	3.3	3.3	3.1	3.3	3.6
Germany	3.5	3.4	3.3	3.5	3.1
Brazil	3.8	3.2	3.1	2.8	3.0
Chile	2.3	2.1	2.4	2.3	2.3
Japan	3.4	2.8	2.6	1.9	2.1
Spain	1.5	1.5	1.9	2.0	1.9
Uruguay	1.9	1.8	1.5	1.4	1.9
Ecuador	1.7	1.5	1.6	1.4	1.5
Others	23.1	24.0	25.7	25.4	24.8
Total	100.0%	100.0%	100.0%	100.0%	100.0%

Totals may differ due to rounding.

(1)	Preliminary.

Source: National Directorate of Customs and Taxes.

The major trading partners of Colombia classified by exports are the United States, China and the European Union.

Exports to the United States were $9.9 billion in 2015, as compared to $14.2 billion in 2014. The 30.6% decrease in 2015 was mainly due to lower sales of refined petroleum products and mineral products, which decreased by 47.1% compared to 2014. According to preliminary figures, exports to the United States were $8.9 billion for the period from January to November 2016.

Exports to China were $2.3 billion in 2015, as compared to $5.8 billion in 2014. The 60.7% decrease in exports to China in 2015 compared to the previous year was mainly due to a 65.4% decrease in the export of refined petroleum products. According to preliminary figures, exports to China totaled $1.1 billion for the period from January to November 2016.

Exports to the European Union were $6.0 billion in 2015, compared to $9.4 billion in 2014. The 36.1% decrease in exports to the European Union in 2015 compared to the previous year was mainly due to a 38.1% decrease in exports of refined petroleum products and mineral products. According to preliminary figures, exports to European Union were $3.3 billion for the period from January to August 2016.

Colombia’s major trading partners classified by imports are the United States, China and Mexico. Imports from the United States were $15.5 billion in 2015, as compared to $18.2 billion in 2014. In 2015, imports from the United States decreased by 14.7%% compared to 2014 mainly as a result of a 42.7% decrease in imports of oil, minerals, refined petroleum products and related products. According to preliminary figures, imports from the United States were $9.6 billion for the period from January to November 2016.

Imports from China were $10 billion in 2015, as compared to $11.8 billion in 2014. In 2015, imports from China decreased by 14.9% as compared to 2014 mainly as a result of a 37.8% decrease in imports of cell phones, laptop computers and other electronic devices. According to preliminary figures, imports from China for the period from January to November 2016 totaled $7.0 billion.

Imports from Mexico were $3.9 billion in 2015, as compared to $5.3 billion in 2014, representing a decrease of 26.9%. According to preliminary figures, imports from Mexico totaled $2.8 billion for the period from January to November 2016.

Monetary System

Financial sector

As of October 31, 2016, Colombia’s financial sector had a total gross loan portfolio of Ps. 402.5 trillion compared to Ps. 370.1 trillion as of October 31, 2015. Past due loans totaled Ps. 13.7 trillion as of October 31, 2016, Ps.11.01 trillion as of October 31, 2015 and Ps. 9.67 trillion as of October 31, 2014. Past due loans were 3.4% of total loans as of October 31, 2016, 3.0% of total loans as of October 31, 2015 and 3.1% as of October 31, 2014. Provisions as a percentage of past due loans were 141.0% as of October 31, 2016 and 153.6% as of October 31, 2015.

The aggregate net technical capital (or solvency ratio) of Colombian banks was 15.5% of risk-weighted assets as of October 31, 2016 and risk-weighted assets increased from Ps.398,402 trillion as of October 31, 2015 to Ps. 432,715 trillion as of October 31, 2016.

The following table shows the results of the financial sector as of and for the 12 months ended October 31, 2016:

Selected Financial Sector Indicators

(in millions of pesos as of, and for the 12 months ended,

October 31, 2016)

	Assets	Liabilities	Net Worth	Earnings
Banks(1)	Ps. 567,269,524	Ps. 489,790,305	Ps. 77,479,219	Ps. 10,460,931
Non-Banking Financial Institutions(2)	60,216,118	37,561,896	22,654,222	876,162

Total	Ps. 627,485,642	Ps. 527,352,201	Ps. 100,133,441	Ps 11,337,093

(1)	Includes financial corporations, commercial financing companies and cooperatives.
(2)	Includes Financiera Eléctrica Nacional (“FEN”), Banco de Comercio Exterior de Colombia S.A. (“Bancoldex”), Financiera de Desarrollo Territorial (Territorial Development Financing Agency or “FINDETER”), Fondo para Financiamiento del Sector Agropecuario (Agricultural Sector Financing Fund or “FINAGRO”), Fondo Financiero de Proyectos de Desarrollo (Financial Fund for Development Projects or “FONADE”), Fondo Nacional del Ahorro (National Savings Fund or “FNA”), Fondo de Garantías de Instituciones Financieras (Financial Institutions Guarantee Fund or “FOGAFIN”), Fondo de Garantías de Entidades Cooperativas (Cooperative Institutions Guarantee Fund or “FOGACOOP”), Fondo Nacional de Garantías (National Fund of Guarantees or “FNG”) and Instituto Colombiano de Crédito Educativo y Estudios Técnicos en el Exterior (Colombian Institute of Educational Credit and Overseas Technical Studies, or “ICETEX”).

Source: Financial Superintendency.

Interest rates and inflation

Consumer inflation (as measured by the change in the consumer price index, or “CPI”) for 2015 was 6.8% compared to 3.7% in 2014. The 12-month change in the CPI as of December 2016 was 5.8% The increase in the consumer inflation in the last twelve months was mainly due to an increase in prices of foods (7.2%) and healthcare (8.1%).

Producer price inflation (as measured by the change in the producer price index, or “PPI”) for 2015 was 5.5% compared to 2014. As of November 30, 2016, the year-over-year PPI was 5.2%. The increase in the year- over-year PPI was mainly due to an increase in prices of the mining sector of 7.1%.

In February 2015, DANE introduced a new methodology for calculating the “PPI” based on recommendations from the IMF, the OECD and Banco de la República. While the old methodology measured the average monthly change in prices of a basket of domestic supply of goods in the first stage of commercialization, including goods produced and sold by national companies and importers, the new methodology measures the average monthly change in prices of a basket of goods produced domestically. The new methodology has been applied to figures beginning in January 2015.

The average short-term composite reference rate (depósitos a término fijo, or “DTF”) decreased from 4.2% in 2013 to 4.1% in 2014. The average DTF for 2015 was 4.6%. The average DTF for 2016 was 6.8%.

The following table shows changes in the CPI and the PPI and average 90-day deposit rates for the periods indicated.

Inflation and Interest Rates

Period	Consumer Price Index (CPI)	Producer Price Index (PPI)(1)	Short-Term Reference Rate (DTF)(2)
2011	3.7	5.5	4.2
2012	2.4	(3.0)	5.4
2013	1.9	(0.1)	5.1
2014	3.7	6.0	4.3
2015	6.8	5.5	5.2
2016
January	7.5	5.3	5.7
February	7.6	5.7	6.3
March	8.0	6.2	6.4
April	7.9	5.8	6.7
May	8.2	7.1	6.8
June	8.6	6.9	6.9
July	9.0	5.9	7.3
August	8.1	2.6	7.2
September	7.3	2.4	7.2
October	6.5	3.7	7.1
November	6.0	5.2	7.0
December	5.8	2.2	6.9

(1)	Percentage change over the previous 12 months at the end of each month indicated, except for 2015 and 2016, which register percentage change from previous month. Figures for 2015 and 2016 apply the new methodology announced by DANE as described above.
(2)	Average for each of the years 2011-2014 and, for each indicated month in 2015 and 2016, year-on-year of the DTF, as calculated by the Financial Superintendency.

Sources: DANE and Banco de la República.

On August 1, 2014, due to continued weakness in global demand and lower oil and raw material prices, Banco de la República increased the discount rate by 25 basis points to 4.25%. On September 1, 2014, Banco de la República increased the discount rate to 4.5% to combat higher seasonal inflation in entertainment services (2.8%) and transportation (3.2%) in the last quarter of the year. Through August 2015, Banco de la República maintained the interest rate at 4.5% due to a smaller increase in inflation than had been projected, lower economic growth in the United States and the Euro Zone, the risk of a greater deterioration in the Chinese economy, including the recent Yuan devaluation, low oil prices, low international demand and a possible increase in the United States interest rates by the Federal Reserve. As a result of accelerated increases in the consumer price index, from September 2015 to September 2016, Banco de la República has adjusted the discount rate eleven times from 4.50% to a high of 7.75%. The increases were made because Banco de la República decided to phase out its monetary stimulus due to the increase in the consumer inflation caused by higher food prices, the effects of the weather phenomenon “El Niño” and the continued weakness in global demand and lower oil and raw material prices. As of November 30, 2016, Banco de la República maintained the discount rate at 7.75% due to an expected decrease in growth of commercial partners in 2016. On December 16, 2016, Banco de la República decreased the discount rate by 25 basis points to 7.50% mainly because of a decrease in inflation and an expected downturn in global economic growth.

Foreign Exchange Rates and International Reserves

Exchange Rates

On January 18, 2017, the Representative Market Rate published by the Financial Superintendency for the payment of obligations denominated in U.S. dollars was Ps. 2,924.77=U.S. $1.00, as compared to Ps. 3,293.94=U.S.

$1.00 on January 18, 2016. During the 12-month period ended January 18, 2017, the Representative Market Rate reached a high of Ps. 3,434.89=U.S. $1.00 on February 12, 2016 and a low of Ps. 2,833.78=U.S. $1.00 on May 3, 2016.

International Reserves.

Banco de la República’s gross international reserves increased from $28,463.5 million at December 31, 2010 to $32,302.9 million at December 31, 2011. As of December 31, 2012, gross international reserves further increased by $5,171.2 million to $37,474.1 million and by December 31, 2013, gross international reserves were $43,639.3 million. As of December 31, 2014, gross international reserves increased by $3,688.8 million to $47,328.1 million. As of December 31, 2015, gross international reserves decreased by $587.7 million to $46,740.4 million. As of December 31, 2016, gross international reserves were $46,682.8 million, an increase of $57.6 million compared to December 31, 2015.

In December 2011, Banco de la República decided to resume the accumulation of international reserves mainly due to three factors: low interest rates in the developed economies, a decision to have a more conservative risk profile of the central bank’s portfolio and the depreciation of the euro against the dollar by 3% in 2011. During 2012 and 2013, Banco de la República continued accumulating international reserves mainly due to the adoption of a conservative risk profile in light of the global financial crisis. In July 2014, Banco de la República decided to increase the daily amount of dollar purchases and continued accumulating international reserves, in an amount totaling $2.0 billion between July and September 2014, buying at least $30 million daily. During October 2014, Banco de la República resumed accumulating international reserves through average daily purchases of $10.0 million in competitive auctions. In November 2014, Banco de la República purchased $ 165.0 million in the foreign exchange market through the auction mechanism of direct purchase. From January 2014 to December 2014, Banco de la República accumulated $4.1 billion. As of February 2015, Banco de la República decided not to continue increasing international reserves and has continued that policy thus far through 2016.

As established by Decree 4712 of 2008 and in accordance with the technical criteria established by Resolution No. 262 of February 11, 2011, which governs the administration of excess liquidity, the General Directorate of Public Credit and the National Treasury is allowed to perform any transaction that Colombia may require in the foreign exchange market, including the purchase of foreign exchange in such amounts and at such times as it may determine from time to time and derivatives operations that consist of swaps and forward contracts over foreign exchange. As of December 2016, the General Directorate of Public Credit and National Treasury had no current position in swaps and forward contracts over foreign exchange.

On May 22, 2012, the Government issued Decree 1076 of 2012, which established a system to administer the “Fondo de Ahorro y Estabilización del Sistema General de Regalías,” or Savings and Stabilization Fund. Based on Legislative Act No. 05 of 2011, up to 30% of the income from the General System of Royalties will be disbursed to the Savings and Stabilization Fund. The General Directorate of Public Credit and National Treasury is responsible for transferring such royalties to the Savings and Stabilization Fund, which is managed by Banco de la República. For this purpose, the General Directorate of Public Credit and National Treasury, at its sole discretion, may buy dollars in the secondary market. Royalties are derived from natural resources, such as oil, coal and other mining activities. As of November 30, 2016, royalties totaled an aggregate amount of Ps. 39.7 trillion since inception and, as of November 30, 2016, transfers in dollars into the Savings and Stabilization Fund since inception totaled $3.4 billion.

Public Sector Finance

General

In 2015, the Central Government deficit was 3.0% of GDP compared to a deficit of 2.4% of GDP in 2014. The Central Government deficit for 2015 was Ps. 23,881 billion, an increase of 30.1% from the Ps. 18,356 billion deficit registered in 2014. Central Government revenues increased by 5.1%, from Ps. 119,744 billion in 2013 to Ps. 125,904 billion in 2014, while Central Government expenditures increased by 7.5%, from Ps. 134,965 billion in 2013 to Ps. 145,132 billion in 2014. The increase in expenditures was primarily due to increases in operating and interest expenditures.

The Government currently projects a Central Government deficit in 2016 of 4.0% of GDP. However, no assurance can be given concerning actual results for 2016 and periods beyond.

The 2016 budget is based on the following principal budget assumptions:

Principal 2016 Budget Assumptions

2016 Budget Assumptions as of December 30, 2016(1)
Gross Domestic Product
Real GDP Growth	Ps.853,624,949
Real Devaluation(2)	3.0%
Domestic Inflation (consumer price index)	6.5%
External Inflation(3)	0.8%
Real Devaluation at End of Period	9.1%
Export Prices
Coffee (ex-dock) ($/lb)(4)	1.6
Oil ($/barrel)(5)	32
Coal($/ton)(6)	50
Gold($/Troy oz.)(4)	1,270

(1)	Figures correspond to statistics released by the General Directorate of Macroeconomic Policy in December 2016 in connection with the release of the Structural Tax Reform. See “—Republic of Colombia—Other Domestic Initiatives”.
(2)	End of period.
(3)	“External Inflation” is based on projected inflation in the United States as published in the IMF, World Economic Outlook Database, as of October 2016.
(4)	Budget assumptions based on data from Banco de la República.
(5)	Based on inputs provided by the Mining and Energy Technical Group established by the Fiscal Rule and oil futures market. Projections include an average price of Brent oil of $45 per barrel.
(6)	Based on projections by the General Directorate of Macroeconomic Policy.
Source:	General Directorate of Macroeconomic Policy, Ministry of Finance.

The figures set forth in this “—Public Sector Finance” section represent the Government’s forecast as of December 20, 2016 of the 2016 Colombian economy. While the Government believes that these assumptions and targets were reasonable when made, some are beyond the control or significant influence of the Government, and actual outcomes will depend on future events. Accordingly, no assurance can be given that economic results will not differ materially from the figures set forth above.

Privatization of Isagen

On January 13, 2016, the Government auctioned 100% of its ownership of interest in Isagen (57.61% of its total outstanding shares). The shares were purchased by Brookfield Asset Management as the winning bidder in an auction process. The share price was Ps. 4,130, representing a total purchase price of Ps. 6.49 billion. The proceeds of the sale will be used to finance a portion of the 4G roadway projects.

Flexible Credit Line with the IMF

On June 24, 2013, the IMF’s Executive Board approved a two-year SDR 3.87 billion successor arrangement under the Flexible Credit Line, which at June 24, 2013 was equivalent to approximately $5.84 billion. On June 17, 2015, the IMF’s executive board approved a two-year SDR 3.87 billion successor arrangement under the IMF’s Flexible Credit Line, which at June 17, 2015 was equivalent to approximately $5.45 billion. On June 13, 2016, the IMF’s Executive Board approved a successor two-year arrangement under the Flexible Credit Line in the amount of SDR 8.18 billion, approximately U.S. $11.5 billion, and canceled the previous arrangement of SDR 3.87 billion. The Government intends to treat the credit line as precautionary and does not plan to draw on the facility.

Public Sector Debt

Colombia’s ratio of total net non-financial public sector debt to GDP was 34.2% in 2011, 32.7% in 2012, 34.7% in 2013 and 38.5% in 2014. For the year ended December 31, 2015, the ratio of total net non-financial public sector debt to GDP increased to 42.1%, mainly due to the increase in the amount of debt of the Central Government. As of September 2016, the ratio of total net non-financial public sector debt was 42.0%.

Public Sector Internal Debt

As of December 31, 2015, the Central Government’s total direct internal funded debt (with an original maturity of more than one year) was Ps. 223.7 trillion, compared to Ps. 289.86 trillion as of December 31, 2014. The following table shows the direct internal funded debt of the Central Government as of December 31, 2016 by type:

Central Government: Internal Public Funded Debt—Direct Funded Debt

At December 31, 2016
Treasury Bonds	Ps. 221,995,860
Treasury Bonds (short term)	8,319,998
Pension Bonds	9,545,205
Peace Bonds	3,046
Constant Value Bonds	1,140,468
Others(1)	310,613
Security Bonds	66
Treasury notes	12,386,030
Total	Ps. 253,701,286

Total may differ due to rounding. (1) Includes other assumed debt.

Source: Deputy Directorate of Risk—Ministry of Finance.

Total direct internal floating debt (i.e., short-term debt with an original maturity of one year or less) of the Central Government was Ps. 54.4 billion as of December 31, 2016

Public sector external debt

The following tables show the total external funded debt of the public sector (with an original maturity of more than one year) by type and by creditor:

Public Sector External Funded Debt by Type(1)

	As of November 30, 2015	As of November 30, 2016
Central Government	U.S $ 39,748	U.S. $43,257
Public Entities(2)
Guaranteed	1,591	1,692
Non-Guaranteed	21,514	22,984

Total External Funded Debt	U.S. $62,853	U.S. $67,933

(1)	Provisional; subject to revision. Includes debt with an original maturity of more than one year. Debt in currencies other than U.S. dollars has been converted into U.S. dollars using exchange rates as of November 30, 2015 and November 30, 2016, respectively.
(2)	Includes Banco de la República, public agencies and entities, departments and municipal governments and state-owned financial entities.

Source: Debt Database—Ministry of Finance.

Public Sector External Funded Debt by Creditor(1)

	As of November 30, 2015		As of November 30, 2016
	(in millions of U.S. dollars)
Multilaterals	U.S. $	16,275	U.S. $	18,359
IDB		7,473		8,045
World Bank		7,762		8,635
Others		1,040		1,679
Commercial Banks		5,669		6,527
Export Credit Institutions		2,670		3,033
Bonds		36,670		38,478
Foreign Governments		1,566		1,528
Suppliers		2		2

Total	U.S. $	62,853	U.S. $	67,927

Total may differ due to rounding.

(1)	Provisional, subject to revision. Debt with an original maturity of more than one year. Debt in currencies other than U.S. dollars has been converted into U.S. dollars using exchange rates as of November 30, 2015 and November 30, 2016, respectively.

Source: Debt Registry Office Ministry of Finance.

On January 28, 2014, Colombia issued U.S. $2,000,000,000 aggregate principal amount of its 5.625% Global Bonds due 2044.

On October 28, 2014, Colombia issued U.S. $500,000,000 aggregate principal amount of its 4.000% Global Bonds due 2024 and U.S. $500,000,000 aggregate principal amount of its 5.625% Global Bonds due 2044 in a reopening of each such series.

On January 28, 2015, Colombia issued U.S. $1,500,000,000 aggregate principal amount of its 5.000% Global Bonds due 2045. On March 26, 2015, Colombia issued U.S. $1,000,000,000 aggregate principal amount of its 5.000% Global Bonds due 2045 in a reopening of such series.

As of May 31, 2015, floating (i.e., short-term debt with an original maturity of one year or less) public sector external debt totaled U.S. $513 million.

On September 21, 2015, Colombia issued U.S $1,500,000,000 aggregate principal amount of its 4.500% Global Bonds due 2026.

On March 22, 2016, Colombia issued €1,350,000,000 aggregate principal amount of its 3.875% Global Bonds due 2026.